Hewitt Financial Services LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash	$ 2,219,558
Receivables from affiliates	550,675
Fees receivable	354,523
Prepaid regulatory fees	245,883
Deposit with clearing broker	100,000
Total assets	$ 3,470,639

Liabilities and member's equity

Due to affiliates	$ 226,504
Accounts payable and accrued expenses	9,791
	236,295
Member's equity	3,234,344
Total liabilities and member's equity	$ 3,470,639

See notes to financial statements.